Exhibit 99.1 – Annual Information Form

GOLD RESERVE INC.

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2023

As filed on April 19, 2024

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TABLE OF CONTENTS

Corporate Structure 3

General Development of the Business 3

Description of the Business 6

Cautionary Statement Regarding Forward-Looking Statements and Information 10

Properties 13

Dividends and Distributions 13

Description of Capital Structure 13

Directors and Officers 15

Audit Committee Information 18

Conflicts of Interest 20

Legal Proceedings and Regulatory Actions 20

Interest of Management and Others in Material Transactions 21

Transfer Agents and Registrars 21

Material Contracts 21

Interests of Experts 21

Additional Information 22

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Corporate Structure

In this Annual Information Form, the terms “Gold Reserve”, the “Company” “we,” “us,” or “our,” refer to Gold Reserve Inc. and its consolidated subsidiaries and affiliates, unless the context requires otherwise. When appropriate, capitalized terms are defined herein.

Gold Reserve, an exploration stage company, was incorporated to engage in the business of acquiring, exploring and developing mining projects. Given the numerous developments in Venezuela over the years, both as it relates to our historical mining interests and related legal proceedings resulting therefrom, management has recently focused its efforts on pursuing legal claims against Venezuela as described in more detail below.

We were incorporated in 1998 under the laws of the Yukon Territory, Canada and continued under the Business Corporations Act (Alberta) (the “ABCA”) in September 2014. We are the successor issuer to Gold Reserve Corporation, which was incorporated in the United States in 1956. We have only one operating segment, the exploration and development of mineral properties. We employed five individuals as of December 31, 2023. Our Class A common shares (the "Class A Shares") are listed for trading on the TSX Venture Exchange (the "TSXV") and quoted on the OTCQX under the symbol GRZ and GDRZF, respectively.

Our registered office is located at the office of Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2, Canada. Telephone and fax numbers for our registered agent are 403.267.8222 and 403.264.5973, respectively. Our administrative office is located at 999 West Riverside Avenue, Suite 401, Spokane, WA 99201, U.S.A. and our telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively.

The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information as a foreign private issuer with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information relating to the Company. The site is located at www.sec.gov. Similar information can also be found on our website at www.goldreserveinc.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. The information found on, or accessible through, our website does not form part of this Annual Information Form.

The following table lists the names of our significant subsidiaries, our ownership in each subsidiary and each subsidiary's jurisdiction of incorporation or organization.

Subsidiary	Ownership	Domicile
Gold Reserve Corporation	100%	Montana, USA
GR Mining (Barbados) Inc.	100%	Barbados
GR Procurement (Barbados) Inc.	100%	Barbados
GR Mining Group (Barbados) Inc.	100%	Barbados

We maintain our accounts in U.S. dollars and prepare our financial statements in accordance with accounting principles generally accepted in the United States. Our audited consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 are available for review at www.sedarplus.ca and www.sec.gov. All information in this Annual Information Form is as of April 19, 2024, unless otherwise noted. However, we undertake no duty to update or revise any of this information, whether as a result of future events, or otherwise, except to the extent required by law.

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this Annual Information Form refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 12-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the years ended December 31, 2023 and 2022, equaled 0.7412 and 0.7682, respectively, and the exchange rate at the end of each such period equaled 0.7575 and 0.739, respectively.

General Development of the Business

We have no commercial operations or production at this time. Historically we have financed our operations through the issuance of common shares, other equity securities and debt and from payments made by Venezuela pursuant to the Settlement Agreement (as defined herein). Funds necessary for ongoing corporate activities, or other future investments and/or transactions if any, cannot be determined at this time and are subject to available cash, any future payments under the Settlement Agreement and/or collection of the unpaid Award (as defined herein) in the courts or future financings.

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Prior to 2008, the Company’s principal business was the exploration and development of a mining project in Venezuela known as the "Brisas Project." In 2008, the Venezuelan government terminated the Brisas Project without compensation to the Company. In October 2009, the Company initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project. On September 22, 2014, we were granted the Award totaling $740.3 million.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed among other things to pay the Company a total of approximately $1.032 billion, which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments that were supposed to end on or before June 15, 2019 (as amended, the “Settlement Agreement”). As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

As of the date of this Annual Information Form, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement: $240 million for the sale of the Mining Data and $14 million related to the Award. The remaining unpaid amount due from Venezuela pursuant to the Award (now subject to the Delaware Proceedings explained further below) totals an estimated $1.08 billion (including interest). In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, as management has not yet determined that payment from Venezuela is probable.

The interest rate provided for on any unpaid amounts pursuant to the Award (less legal costs and expenses) is specified as LIBOR plus 2%, compounded annually . With the phase out of LIBOR, the U.S. Congress enacted the Adjustable Interest Rate (LIBOR) Act to establish a process for replacing LIBOR in existing contracts. The U.S. Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on the Secured Overnight Financing Rate (SOFR) that replaced LIBOR in certain financial contracts after June 30, 2023. Accordingly, effective July 1, 2023, the Company began calculating the interest due on the unpaid amount of the Award using a benchmark replacement rate based on SOFR plus two percent.

Concurrent with the Settlement Agreement, the Company and Venezuela also agreed to pursue the joint development of a project designated as the “Siembra Minera Project” that primarily comprised the former Brisas Project and the adjacent Cristinas project. In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated the joint venture entity Siembra Minera to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project.

The terms of the Settlement Agreement also included Venezuela’s obligation to make available to an escrow agent, negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company as well as the obligation to advance approximately $110 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities. As of the date of this Annual Information Form, Venezuela has not yet taken steps to provide such collateral or the early funding and it is unclear if and when Venezuela will comply with these particular obligations contained in the Settlement Agreement.

In March 2022, the Venezuelan Ministry of Mines (the “Ministry”) issued a resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations (the “Resolution”). Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. In November 2022, the Company filed an appeal of the revocation. The appeal was terminated in October 2023. (see “Legal Matters”).

Further details regarding the Siembra Minera Project can be found in our Annual Information Form dated April 29, 2022 and our Management’s Discussion and Analysis dated April 29, 2022, each filed as exhibits to our Annual Report on Form 40-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022 and on www.sedarplus.ca.

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Legal Matters

Recognition and Enforcement of Arbitral Award in the United States (Delaware Proceedings)

Following the ICSID legal proceedings, the Company obtained an order dated November 20, 2015, confirming and entering judgment on the Award in the U.S. District Court for the District of Columbia (the “DDC”). Venezuela's appeal of this order was dismissed pursuant to the terms of the Settlement Agreement. The Company registered its DDC judgment in the Delaware Court and, by order dated March 31, 2023, the Company obtained a conditional writ of attachment fieri facias against the shares of PDV Holding, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp., one of the largest oil refiners in the United States. Petroleos de Venezuela, S.A. (“PDVSA”), the parent company of PDVH, appealed this order on April 10, 2023. On May 1, 2023, OFAC published guidance stating that it will not take enforcement actions against individuals or entities participating in the previously announced sales process for the shares of PDVH (the “Sale Process”) and issued a license to the Clerk of the Court for the Delaware Court authorizing the issuance and service of writs of attachment granted by the court to approved judgment creditors against the shares of PDVH. Pursuant to the guidance published by OFAC, a specific license from OFAC will be required before any sale of PDVH shares can be executed.

On July 7, 2023, the U.S. Court of Appeals for the Third Circuit (the “Third Circuit”) issued a judgment affirming the March 31 order of the Delaware Court. Venezuela’s petition to review this decision was subsequently denied by the U.S. Supreme Court (by order dated January 8, 2024).

On July 27, 2023 the Delaware Court issued a decision on certain issues concerning the Sale Process, including determining the process by which creditors of Venezuela and PDVSA (collectively, the “Creditors”) can be named “Additional Judgment Creditors” and thereby participate in the Sale Process. The Delaware Court held that for a Creditor to be an Additional Judgment Creditor, it must inter alia obtain a conditional or unconditional writ of attachment from the Delaware Court. As indicated above, the Company obtained a conditional writ of attachment from the Delaware Court by the order dated March 31, 2023. The Delaware Court further held that the priority of judgments of Additional Judgment Creditors will be based on the date a Creditor filed a motion for a writ of attachment that was subsequently granted. The Company filed its motion on October 20, 2022.

On August 14, 2023, the Company filed an Attached Judgment Statement with the Delaware Court, per the request of the Special Master appointed by the Delaware Court to oversee the Sale Process. The Company’s statement identified, inter alia, the initial amount of the Company’s DDC judgment, the amount by which the judgment has been reduced as a result of the collection efforts by the Company, and the rate at which the Company is accruing post-judgment interest on the DDC judgment. Other creditors seeking to participate in the Sale Process also filed Attachment Judgment Statements containing similar information.

By order dated January 8, 2024, the Delaware Court granted the request made by the Company (and other creditors) to be designated as an Additional Judgment Creditor under the Sales Process Order governing the terms of the potential sale of the PDVH shares. On January 22, 2024, prospective purchasers for the PDVH shares submitted initial, non-binding bids. On March 27, 2024, the Company served its writ of attachment on the U.S. Marshal, who then served the writ of attachment on PDVH and the Special Master on April 5, 2024. The Company has now taken all necessary steps to perfect its security interest in the PDVH shares.

On April 3, 2024, the Delaware Court issued its Final Priority Order, which identifies 12 judgments that are senior in priority to the Company’s judgment. According to the information in the above-referenced Attachment Judgment Statements, the total amount of these 12 judgments as at August 14, 2023, inclusive of interest, was quantified by the holders of these judgments as approximately $5.564 billion. The Company’s claim, as of August 14, 2023, was estimated at $1.025 billion including interest.

The Special Master has provided the Delaware Court with a schedule of further steps for the sale of the PDVH shares.  These dates are subject to change but include, at present, June 11, 2024 as the deadline for prospective purchasers to submit Final Binding Bids and July 15, 2024 for the Sale Hearing before the Delaware Court.  Deadlines for other events are yet to be determined, including, for example, the filing by the Special Master of a Notice of Successful Bid and the filing of objections to this recommendation.

Portugal Attachment Proceedings

By order dated January 13, 2023, the Lisbon District Court granted the motion filed by the Company to issue an order attaching and seizing funds deposited at a Portugal state owned bank up to the amount of approximately EUR 21,368,805. The order is in relation to funds held in a trust account for the benefit of the Company at Bandes Bank, a Venezuelan state-owned development bank. The Company has been unable to access these funds and recorded an impairment charge in 2018 for the approximately U.S. $21.5 million balance in the account. On February 20, 2023, the Lisbon District Court’s attachment order became effective. On December 13, 2023, the Company instituted the "main action" required to obtain the

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judgment necessary to execute against the attached funds, by commencing an international arbitration before the ICC International Court of Arbitration.

By orders dated November 11, 2023 and March 6, 2024, the Lisbon District Court granted motions filed by the Company to issue orders attaching and seizing other funds of Venezuela held in other accounts in Lisbon. According to information provided to the Company via the Lisbon District Court proceedings, the total amount of funds attached as a result of these two orders is equivalent to approximately €1.4 billion. The Company is in the process of verifying the amounts attached and whether and to what extent other creditors hold encumbrances on some or all of the attached funds. At present, the Company cannot confirm whether it has a first-priority attachment in respect of any funds that have been attached. The Company will need to institute a “main action” to obtain a judgment establishing its right to any attached funds before it can attempt to execute against any of these attached funds. At present, the Company cannot estimate a likelihood of success as to any such execution efforts, and whether it is probable the Company will be able to obtain any of the attached funds

Venezuela Supreme Court of Justice

On November 24, 2022, the Company filed a nullity appeal and requested a precautionary measure of suspension of effects before the Venezuela Political-Administrative Chamber of the Supreme Court of Justice (“APC”) to declare the absolute nullity of the administrative act contained in the resolution issued by the Ministry on May 27, 2022, and notified to Siembra Minera on May 30, 2022, which ratified the resolution issued on March 7, 2022, and notified to Siembra Minera on March 9, 2022, which terminated the mining rights granted to Siembra Minera, and against which Siembra Minera exercised the corresponding Administrative Request for Reconsideration. On February 9, 2023, the APC denied the Company’s precautionary request to suspend the effects of Resolution No. 73. In October 2023, the appeal process with the Supreme Court of Justice was terminated. The Company is evaluating all additional legal rights and remedies that are available in relation to this matter including potential arbitration, as described below.

Potential New International Arbitration Proceedings Against Venezuela

On December 4, 2023, the Company issued notice to Venezuela of the existence of a dispute under the “Agreement Between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments” and under the “Agreement between the Government of Barbados and the Government of the Republic of Venezuela for the Promotion and Protection of Investments”.  The notice was issued in relation to the unlawful March 2022 revocation by Venezuela of the mining rights assigned to Siembra Minera. The notice advised Venezuela inter alia that: (i) in the event the Company commences an international arbitration, it would claim for all remedies available under applicable law; and (ii) Venezuela’s unlawful actions and omissions have substantially damaged the value of the Company’s investments and could result in claims being brought against Venezuela for an amount in excess of USD $7 billion.

Description of the Business

The Company was incorporated to engage in the business of evaluating, acquiring, exploring and developing mining projects. Management’s recent focus has been on pursuing legal claims against Venezuela.

Exploration Prospects

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “LMS Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains Net Smelter Returns (“NSRs”) with respect to (i) “Precious Metals” produced and recovered from the LMS Property equal to 3% of NSRs on such metals (the “Precious Metals Royalty”) and (ii) “Base Metals” produced and recovered from the LMS Property equal to 1% of NSRs on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSRs to Bronco Creek Exploration, Inc. The LMS Property, located in Alaska, remains at an early stage of exploration with limited annual on-site activities being conducted by the Company.

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The Company and Management’s Primary Activities

The Company and Management’s focus has been on the collection of the remaining amounts owed to us by Venezuela and working toward all remedies that are available to us with respect to the Siembra Minera Project.

Settlement Agreement and Formation of Siembra Minera

In October 2009, we initiated the Brisas Arbitration under the Additional Facility Rules of ICSID to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project (as herein defined) in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments. In September 2014, the ICSID Tribunal granted us an Award totaling $740.3 million. The interest rate provided for on any unpaid amounts pursuant to the Award (less legal costs and expenses) is specified as LIBOR plus 2%, compounded annually. With the phase out of LIBOR, the U.S. Congress enacted the Adjustable Interest Rate (LIBOR) Act to establish a process for replacing LIBOR in existing contracts. The U.S. Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on the Secured Overnight Financing Rate (SOFR) that replaced LIBOR in certain financial contracts after June 30, 2023. Accordingly, effective July 1, 2023, the Company began calculating the interest due on the unpaid amount of the Award using a benchmark replacement rate based on SOFR plus two percent.

Under the terms of the July 2016 Settlement Agreement (as amended) Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our technical mining data (the “Mining Data”) associated with our previous mining project in Venezuela (the “Brisas Project”) for a total of approximately $1.032 billion in a series of monthly payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera as a Venezuelan company, by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (“the Mining Rights”) primarily related to the historical Brisas and Cristinas areas located in Bolivar State comprising the Siembra Minera Project.

As of the date of this Annual Information Form, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement. Venezuela is in breach of the Settlement Agreement and the Company is pursuing enforcement of the Award in the United States and other jurisdictions (which includes collection efforts). The remaining unpaid amount due from Venezuela pursuant to the Award totals an estimated $1.08 billion (including interest). In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, as management has not yet determined that payment from Venezuela is probable.

The terms of the Settlement Agreement also included Venezuela’s obligation to make available to an escrow agent, negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company as well as the obligation to advance approximately $110 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities. As of the date of this Annual Information Form, Venezuela has not yet taken steps to provide such collateral or the early funding and it is unclear if and when Venezuela will comply with these particular obligations contained in the Settlement Agreement.

In March 2022, the Ministry of Mines of Venezuela (“Ministry”) issued a resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations (the “Resolution”). Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. The Company withdrew its appeal of the Resolution with the Venezuelan Supreme Court of Justice and the appeal was terminated in October 2023. The Company is evaluating all additional legal rights and remedies that are available in relation to this matter including potential arbitration, as described above. The Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement.

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights (“CVRs”) that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain

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specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of December 31, 2023, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award (not taking into account the claim and settlement with the CVR holders, as described below) was approximately $10 million, substantially all of which has been paid to the CVR holders.

A dispute existed between us and the holder of the majority of the CVRs, Steelhead Navigator Master, L.P., a related party that owns approximately 10.1% of our shares and which is affiliated with our director James Michael Johnston. Steelhead had previously alleged that as a general matter it believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. For a variety of reasons, the Company did not and does not agree with such holder’s position and believes it is inconsistent with the CVRs generally and such holder’s CVR specifically, including the terms and manner upon which we acquired our interest in Siembra Minera. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties, Greywolf Overseas Intermediate Fund, Greywolf Event Driven Master Fund and Greywolf Strategic Master Fund SPC, Ltd. - MSP5, which collectively own approximately 14.8% of our shares. The Company’s decision to enter into these settlements, including with Steelhead Navigator Master, L.P., was determined based upon a recommendation of a special committee of independent directors of the Company. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022.

The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company's execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of the Award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially in the same manner as Net Proceeds for the CVR. Certain participants of the Bonus Plan have notified the Company that in the event the Board of Directors interprets the CVR agreement in such a way as to include the value of Siembra Minera as proceeds, the Bonus Plan participants expect to be accorded the same interpretation of the terms under the Bonus Plan. For a variety of reasons, the Company does not agree with such participants’ position and believes it is inconsistent with the Bonus Plan generally. The Board has determined, upon recommendation of a special committee of independent directors of the Company, that no payments should be made or offered to Bonus Plan participants in parallel with the settlement with the CVR holders referred to above. The Bonus Plan is administered by independent members of the Board of Directors.

Participation in the Bonus Plan by existing participants is fixed, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Bonus Plan. As of December 31, 2023, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants.

Intention to Distribute Funds Received in Connection with the Award in the Future

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). The Return of Capital was completed pursuant to a plan of arrangement under the ABCA which required approval by the Alberta Court of Queen's Bench and at least two-thirds of the votes cast by shareholders of the Company ("Shareholders") in respect of a special resolution.

Following the receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of obligations related to the CVR and Bonus Plan, we expect to distribute to our Shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela.

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Venezuela's Political, Economic and Social Conditions

Venezuela continues to experience political, economic and social turmoil. The country is undergoing a humanitarian crisis due to the deterioration of the economy, rampant crime and shortages of food, medicine and basic services. The overall infrastructure, social services network, and economy continue to suffer resulting in the emigration of millions of Venezuelans.

In October 2023, the Maduro administration and the Venezuelan opposition signed an agreement which included a commitment to free and fair elections and a culture of tolerance and political coexistence. However, the leading opposition candidate for president has been barred from participating in the presidential election scheduled to be held in July 2024. In early January 2023, the opposition National Assembly agreed not to extend the dual or interim government of Juan Guaidó any further, and the interim government was dissolved as a result. Additionally, the Assembly established a commission to oversee the country’s assets abroad in an effort to prevent the Maduro Administration from accessing those assets. All embassies in other countries opened by the interim government have been closed. The U.S. and Canada continue to maintain sanctions against Venezuela while other countries are normalizing relations with the Maduro Administration.

The existing conditions in Venezuela and the Sanctions are expected to continue in the foreseeable future, adversely impacting our ability to collect the remaining amount owed to us by Venezuela under the Settlement Agreement and/or Award or to have the Resolution annulled.

U.S. and Canadian Sanctions

The U.S. and Canadian governments have imposed various Sanctions targeting Venezuela. The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons, persons in Canada or Canadians outside Canada from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with SDNs and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions continues to restrict the Company from working with Venezuelan government officials with respect to the Settlement Agreement and/or payment of the remaining balance of the Award plus interest and/or pursuing certain remedies with respect to the Resolution by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project and/or pursuing certain options with respect to the finance, development and operation of the Siembra Minera Project. On October 18, 2023, the U.S. government relaxed certain aspects of U.S. sanctions targeting the Venezuelan gold, oil, and gas sectors.  In February 2024, the U.S. government reinstated the U.S. sanctions targeting the Venezuelan gold sector and did the same in mid-April 2024 for U.S. sanctions targeting the Venezuelan oil and gas sectors because the Venezuelan government did not fulfill commitments made in conjunction with the U.S. sanctions relaxation. These changes do not affect the impact of the Sanctions on the Company.

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Cautionary Statement Regarding Forward-Looking Statements and Information

The information presented or incorporated by reference in this report, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or “forward-looking information” (within the meaning of applicable Canadian provincial and territorial securities laws) (collectively referred to herein as “forward-looking statements”) that may state the Company’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by the Company and its management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance or achievements to be materially different from those expressed or implied therein, many of which are outside its control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, any of which could adversely affect the Company, including, without limitation:

●	risks associated with our ability to enforce and collect the September 2014 arbitral award granted in the Company’s favor against the Bolivarian Republic of Venezuela (“Venezuela”) pursuant to the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (the "Award"). These risks include, in addition to our ability to enforce and collect the Award, incurring the costs of enforcement and collection of the Award and the timing and success of that effort;
●	risks associated with sanctions imposed by the U.S. and Canadian governments targeting Venezuela (the "Sanctions") and/or whether we are able to obtain (or get results from) relief from such sanctions, if any, obtained from the U.S. Office of Foreign Asset Control (“OFAC”) or other similar regulatory bodies in Canada or elsewhere:
-	Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy;
-	Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law);
-	The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela and interact with Venezuela as to Siembra Minera and the Resolution, which is expected to continue for an indeterminate period of time; and
-	The Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project (as defined herein), and the Sanctions will continue indefinitely until modified by the U.S. or the Canadian government;
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●	risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company has requested, or may request in the future, to engage in certain Venezuela-related transactions, including whether and to what extent OFAC grants licenses with respect to any court-ordered sale of PDVH shares, including timing and terms of such licenses;
●	risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement (as defined below). As of the date of this report, Venezuela still owes the Company an estimated $1.08 billion (including interest) related to the original Settlement Agreement;
●	risks associated with recovering funds and collection efforts (including related costs associated therewith) under our Settlement Agreement with the government of Venezuela or its various proceedings against the government of Venezuela, including:
o	the potential ability of the Company to obtain funds as a result of the writ of attachment fieri facias granted by the U.S. District Court of Delaware with respect to any court-ordered sale of PDV Holdings, Inc (“PDVH”) shares, whereby the Company may potentially enforce the Award and corresponding November 2015 U.S. judgment by participating in the potential sale of PDVH shares, and the potential ability of the Company to obtain the funds that have been attached and seized pursuant to the orders issued by the Lisbon District Court in Portugal;
o	whether Venezuela or PDVH’s parent company, Petroleos de Venezuela, S.A., or any other party files further appeals or challenges with respect to the judgments of the U.S. Court of Appeals for the Third Circuit and judgments of the U.S. District Court of Delaware that establish the Company’s right to participate in any distribution of proceeds from the potential sale of the PDVH shares; and
o	whether the amount of net proceeds resulting from the potential sale of the PDVH shares will be sufficient to satisfy the judgments that have been identified as holding senior priority to the Company’s judgment and then some or all of the Company’s judgment;
●	risks associated with the timing and ability to contest, reverse or otherwise alter the resolution of the Venezuela Ministry of Mines to revoke the mining rights held by our joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) for alleged non-compliance with certain Venezuelan mining regulations (the “Resolution”), with various Venezuelan authorities or any adverse outcome of such efforts, the Resolution and/or the ability to take other legal actions including with respect to non-compliance by Venezuela of its obligations under the Settlement Agreement and Mixed Company Agreement;
●	risks associated with changes in law in Venezuela, including the recent enactment of the Law for Protection of the Assets, Rights, and Interests of the Bolivarian Republic of Venezuela and its Entities Abroad, which negatively impacts the ability of the Company and its personnel to carry on activities in Venezuela, including safety and security of personnel, repatriation of funds and the other factors identified herein;
●	even if there is a successful outcome with respect to the Resolution there would be:
o	risks associated with Venezuela's failure to honor its commitments associated with the formation, financing and operation of the Siembra Minera Project (as described below);
o	risks associated with the ability of the Company to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;
o	the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects may not be realized in the future;
o	risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;
o	risks associated with the political and economic instability in Venezuela, including any future government confiscation of assets; and
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o	risks that any future Venezuelan administration or power, de jure or de facto, will fail to respect the agreements entered into by the Company and Venezuela, including past or future actions of any branch of Government challenging the formation of Siembra Minera and Presidential Decree No. 2.248 creating the National Strategic Development Zone Mining Arc of the Orinoco;

●        risks associated with the fact that we have no revenue producing operations at this time and our future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award or our ability to raise additional funds from the capital markets or other external sources;

●        risks associated with potential tax, accounting or financial impacts, including any potential income tax liabilities in addition to those currently recorded, that may result from the current (or any future) audits of our tax filings by U.S. and Canadian tax authorities;

●	risks associated with activist investor campaigns, including potential costs and distraction of management and the directors’ time and attention related thereto that would otherwise be spent on other matters;
●	risks associated with bonus plan participants claiming Siembra Minera is “proceeds” for purposes of such bonus plan, including costs associated therewith and amounts paid in settlement, if any;
●	risks associated with our ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;
●	risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;
●	risks that estimates and/or assumptions required to be made by management in the course of preparing our financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period;
●	risks associated with the ability of the Company to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, which may result in the Company not being able to produce accurate and timely financial statements and other public filings;
●	risks associated with shareholder dilution resulting from the future sale of additional equity, if required;
●	risks that changes in the composition of the Board of Directors or other developments may result in a change of control and potentially require change of control payments, estimated at $8.7 million as of December 31, 2023, to be made to certain officers and consultants.
●	risks associated with the abilities of and continued participation by certain employees including as related to the retirement of the Company’s CEO; and
●	risks associated with the impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the Securities and Exchange Commission (the “SEC”), the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively.

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These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in the Company’s latest Annual Management’s Discussion and Analysis, including, but limited to, the section entitled “Risk Factors” therein, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company, the Company’s management, or other persons acting on the Company’s behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether, as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules and regulations promulgated by the SEC and applicable Canadian provincial and territorial securities laws. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Properties

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “LMS Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains Net Smelter Returns (“NSRs”) with respect to (i) “Precious Metals” produced and recovered from the LMS Property equal to 3% of NSRs on such metals (the “Precious Metals Royalty”) and (ii) “Base Metals” produced and recovered from the LMS Property equal to 1% of NSRs on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSRs to Bronco Creek Exploration, Inc. The LMS Property, located in Alaska, remains at an early stage of exploration with limited annual on-site activities being conducted by the Company.

Dividends and Distributions

Other than requirements imposed under applicable corporate law, there are no other restrictions on the Company’s ability to pay dividends under the Company’s constating documents. Although the Company has no present intention of paying dividends on the Class A Shares, following the future receipt, if any, of additional funds associated with the Award and after applicable payments of net proceeds to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our Shareholders a substantial majority of any remaining proceeds.

The Board will determine if and when dividends should be declared and paid in the future and any such determination will be based in part on applicable regulatory requirements, retention of sufficient reserves for future operations and capital requirements, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela , if any, and any other factors the Board may consider and deem relevant at the time.

Description of Capital Structure

Class A Shares

We are authorized to issue an unlimited number of Class A Shares without par value of which 99,668,711 Class A Shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of Shareholders, with each Class A Share held entitling the holder to one vote on any resolution to be passed at such Shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets available for distribution to Shareholders.

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Preferred shares

We are authorized, subject to the limitations prescribed by law and our articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares (the "Preferred Shares"); and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of the dissolution of the Company or upon any distribution of the assets of the Company; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no Preferred shares issued or outstanding as of the date hereof.

Share Purchase Options

The Company's equity incentive plan provides for the grant of stock options to purchase up to a maximum of 9,939,500 of the Company’s Class A common shares. As of April 19, 2024, there were 7,742,392 options outstanding and 2,076,107 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Market for Securities

The Class A Shares are traded in Canada on the TSXV under the symbol "GRZ" and quoted in the United States on the OTCQX under the symbol "GDRZF." The following table sets forth for the periods indicated the high and low sales prices of the Class A Shares as reported on the TSXV and the OTCQX during 2023.

	TSXV (Cdn $)			OTCQX (U.S. $)
	High	Low	Volume	High	Low	Volume
January	1.98	1.55	50,600	1.47	1.15	130,500
February	1.74	1.40	216,200	1.28	1.05	133,200
March	1.98	1.44	188,000	1.41	0.91	416,000
April	1.90	1.51	219,500	1.38	1.13	445,100
May	2.04	1.58	154,700	1.50	1.21	560,000
June	2.73	1.70	773,800	2.23	1.24	1,400,600
July	4.31	2.51	1,812,300	3.23	1.85	1,149,900
August	4.27	3.52	854,100	3.14	2.83	1,245,100
September	4.09	3.18	319,500	3.00	2.38	6,764,400
October	3.50	2.65	145,600	2.55	1.95	3,495,200
November	3.20	2.85	93,500	2.47	2.00	4,030,300
December	3.78	3.14	121,000	2.96	2.32	3,711,200

On April 18, 2024, the closing price for the Class A Shares was Cdn $4.00 per share on the TSXV and U.S. $2.90 per share on the OTCQX. As of the date hereof, there were a total of 99,668,711 Class A Shares issued and outstanding.

Prior Sales

The only securities of the Company not listed or quoted on a marketplace are stock options, of which 145,000 were issued during the year-ended December 31, 2023.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

As of the date hereof, none of our securities were subject to escrow or contractual restrictions on transfer.

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Directors and Officers

Our articles provide that the Board shall consist of a minimum of three and a maximum of fifteen directors, with the actual number of directors to be determined from time to time by the Board. The Board presently consists of seven members. Our by-laws provide that each director shall be appointed and/or elected to hold office, until our next annual meeting of Shareholders, or until their qualified successors are elected. All of the current directors' terms expire on the date of the next annual meeting.

The following table and notes thereto state the names of each of our directors and executive officers, the province or state and country of residence, all offices now held by such individual, their principal occupation, the period of time such individual has acted as a director or executive officer and the number of Class A Shares beneficially owned, or controlled or directed, directly or indirectly, by each such director or executive officer.

Name, Residence and Position	Principal Occupation during the last five years	Director and/or Officer Since	Number of Common Shares Beneficially Owned as of December 31, 2023	Percent of Class	Member of Committee
James H. Coleman, K.C. Alberta, Canada Director (2) (3) (4)	Mr. Coleman became President and Chairman Emeritus effective February 13, 2024. Prior to that date he had been the Executive Chairman of the Company since 2016 and prior thereto was the non-Executive Chairman since 2004. He has also been a director of the Company and its predecessor Gold Reserve Corporation since 1994. Mr. Coleman was also previously a senior partner with the law firm of Norton Rose Fulbright Canada LLP. He has extensive international industry and public company experience as a result of his membership on the Board for over 25 years and has served on the board of directors of other mining issuers such as Amex Exploration Inc., Avion Gold Corporation and Endeavour Mining Corporation. He has also been a director of Siembra Minera since 2016, Great Basin Energies Inc. since 1996, and MGC Ventures, Inc. since 1997.	February 1994	812,138	0.8%	Legal Nominating (Chair) Barbados Special (Chair) Financial Markets
Rockne J. Timm Washington, USA Director (2) (3) (4)	Mr. Timm has been a director of the Company for 35 years and was the Chief Executive Officer until his retirement effective February 13, 2024. He entered into a consulting agreement with the Company as of that date and continues his role as a director. He will act in the capacity of principal executive officer until a new CEO is hired. Mr. Timm is also the President and director of Gold Reserve Corporation, Chief Executive Officer of GR Mining (Barbados) Inc. and GR Procurement (Barbados) Inc. since 2016. Mr. Timm has also been a director of Siembra Minera since 2016. In addition, Mr. Timm has been President and a director of Great Basin Energies, Inc. since 1981, and MGC Ventures, Inc. since 1989.	March 1984	1,559,040	1.6%	-
15

Yves M. Gagnon Ontario, Canada Independent Director	Former Ambassador Gagnon joined Global Affairs Canada in 1971. He retired from the public service in 2016 after 45 years of service. He has held positions of increasing importance including Canada’s Ambassador to six countries including Venezuela and Cuba with a special emphasis on Latin America. He has also been a Senior Policy Advisor to Canada’s Ministers of Foreign Affairs and International Trade for the Americas. Mr. Gagnon has a BA in Arts (1968) and a B.Sc. in Political Science (1971) from Laval University and is a graduate of the National School of Administration (ENA) France (1977).	September 2020	-	-	Special Audit
Robert A. Cohen Massachusetts, USA Independent Director Chairman	Mr. Cohen has been a director of the Company since 2017 and became Chairman effective February 13, 2024. He retired as of October 1, 2016 from his position as a litigation partner in the international law firm Dechert LLP, and its predecessor firms, in the New York office, where he practiced for more than forty (40) years.	August 2017	-	-	Compensation Nominating Legal (Chair)
James Michael Johnston(1) Washington, USA Independent Director	Mr. Johnston co-founded Steelhead Partners, LLC in late 1996 to form and manage the Steelhead Navigator Fund. Prior, as senior vice president and senior portfolio manager at Loews Corporation, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high yield and investment-grade credit analyst. Mr. Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University.	August 2017	10,099,924	10.1%	Compensation (Chair) Audit Financial Markets
James P. Tunkey New York, USA Independent Director	Mr. Tunkey has 29 years of experience in global risk advisory, including asset tracing and recovery, and political and operational risk management. He is the Chief Operating Officer of a global investigations and security consulting company named I-OnAsia. Mr. Tunkey was a director of Kroll Associates and Pinkerton Business Intelligence & Investigations prior to joining I- OnAsia in 2004. Mr. Tunkey holds a TRIUM Master of Business (MBA), jointly conferred by the London School of Economics, HEC Paris, and NYU Stern School of Business. He is a Qualified Risk Director and a Certified Fraud Examiner. Mr. Tunkey holds other professional certificates, including in Corruption Control and Organizational Integrity from Harvard’s JFK School of Government.	November 2022	1,001	<0.1%	Audit (Chair) Nominating
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David A. Knight Ontario, Canada Director	Mr. Knight is a retired lawyer with 40 years’ experience in the areas of securities and mining law. Prior to his retirement in 2021, Mr. Knight acted as legal advisor to the Company and currently acts as a consultant.	November 2023	-	-	Legal Compensation
David P. Onzay (2) (3) Washington, USA Chief Financial Officer	Mr. Onzay became the Company’s Chief Financial Officer in January 2022. He has been with the Company for 31 years and previously served as the Company Controller. He is also the Chief Financial Officer of Gold Reserve Corporation, GR Mining (Barbados) Inc., GR Procurement (Barbados) Inc., GR Mining Group (Barbados) Inc., Great Basin Energies, Inc. and MGC Ventures, Inc.	January 2022	189,843	0.2%
Directors and officers as a group			12,661,946	12.7%

Mr.	Johnston is a member and portfolio manager of Steelhead Partners, LLC, which acts as investment manager of Steelhead Navigator Master, L.P. and another client account that together hold 10,099,924 Class A Shares. As such, Mr. Johnston may be deemed to beneficially own the shares owned by these client accounts in that he may be deemed to have the power to direct the voting or disposition of these shares. Otherwise, Mr. Johnston disclaims beneficial ownership of these securities.
(2)	Messrs. Timm, Coleman and Onzay are directors and/or officers of Great Basin Energies, Inc. (OTC: GBEI), which owns 491,192 Class A Shares, or 0.5% of the outstanding Class A Shares. The foregoing individuals beneficially own 17.6%, 4.2% and 0.9%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Class A Shares owned by Great Basin Energies, Inc., and such Class A Shares are not included in this total.
(3)	Messrs. Timm, Coleman and Onzay are directors and/or officers of MGC Ventures, Inc. (OTC: MGCV), which owns 258,083 Class A Shares, or 0.3% of the outstanding Class A Shares. The foregoing individuals beneficially own 18.4%, 7.5% and 1.6%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Class A Shares owned by MGC Ventures, Inc., and such Class A Shares are not included in this total.
(4)	Members of the board of directors of Siembra Minera have not met, in person or telephonically, or otherwise attended to any company business since prior to August 2019 and their ability to do so is limited by the Sanctions.

Information concerning Class A Shares beneficially owned, or controlled or directed, directly or indirectly, is based on information provided to us by our directors and executive officers.

Corporate Cease Trade Orders

At the date of this Annual Information Form, none of our directors or executive officers is, or has been within ten years prior to the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer of the relevant company; or
(ii)	was subject to a cease trade order, an order or similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
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Penalties or Sanctions

At the date of this Annual Information Form, none of our directors or executive officers or any Shareholder holding a significant number of our securities to materially affect control of us, is or has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Bankruptcies

None of our directors or executive officers, or a Shareholder holding a sufficient number of our securities to materially affect control of us:

(i)	other than as disclosed below is, at the date of this Annual Information Form, or has been within the ten years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity, or within a year that person ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or
(ii)	has, within the ten years prior to the date of this Annual Information Form become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or Shareholder.

Mr. Coleman served as a director of Petrowest Corporation ("Petrowest") until May 18, 2017. On August 15, 2017, the banking syndicate of Petrowest obtained an order from the Alberta Court of Queen's Bench to place Petrowest into receivership. Mr. Coleman served as a director of Energold Drilling Corp. ("Energold") until October 7, 2019. On September 13, 2019, Energold obtained an initial order of the Supreme Court of British Columbia granting creditor protection under the Companies’ Creditors Arrangement Act.

Audit Committee Information

Audit Committee Charter

The Board has a separately-designated standing Audit Committee for the purpose of overseeing our accounting and financial reporting processes and audits of our annual financial statements. The Audit Committee of the Board operates within a written mandate (the "Audit Committee Charter"), as approved by the Board, which describes the Committee's objectives and responsibilities. The full text of the Audit Committee Charter will be attached as Exhibit A to our proxy circular for our 2024 annual general meeting of Shareholders which, when available, will be posted under our profile at www.sedarplus.ca and www.sec.gov or available at www.goldreserveinc.com under the Investor Relations page. Our Audit Committee's Charter can be found on our website at www.goldreserveinc.com in the Investor Relations section under "Governance."

Composition of the Audit Committee

The Audit Committee is composed of the following three directors:

James P. Tunkey (Chair) James Michael Johnston Yves M. Gagnon

The Board has determined each member of the Audit Committee to be "independent" and "financially literate" as such terms are defined under National Instrument 52-110 (“NI 52-110”). The Board has made these determinations based on the education and experience of each member of the Committee, as outlined below.

Relevant Education and Experience

The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:

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Mr. Tunkey has 29 years of experience in global risk advisory, including asset tracing and recovery, and political and operational risk management. He is the Chief Operating Officer of a global investigations and security consulting company named I-OnAsia. Mr. Tunkey was a director of Kroll Associates and Pinkerton Business Intelligence & Investigations prior to joining I-OnAsia in 2004. Mr. Tunkey holds a TRIUM Master of Business (MBA), jointly conferred by the London School of Economics, HEC Paris, and NYU Stern School of Business. He is a Qualified Risk Director and a Certified Fraud Examiner. Mr. Tunkey holds other professional certificates, including in Corruption Control and Organizational Integrity from Harvard’s JFK School of Government. Mr Tunkey was appointed as a director of the Company in November 2022 pursuant to the terms of an agreement with a shareholder of the Company, Camac Partners, LLC. Mr. Tunkey has been a member of the Audit Committee since November 2022 and Chairman of the Audit Committee since December 2022

Mr. Johnston co-founded Steelhead in late 1996 to form and manage the Steelhead Navigator Fund. Prior, as senior vice president and senior portfolio manager at Loews Corporation, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high-yield and investment-grade credit analyst. Mr. Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University. Mr. Johnston has been a member of the Audit Committee since November 2023 and previously was a member of the Audit Committee from September 2020 through December 2022.

Former Ambassador Gagnon is a graduate of France’s National Administration School (ENA), Mr. Gagnon also holds a BA in Arts and Bsc in Political Sciences (Laval). During his more than 40 years in the Canadian federal administration, he held positions of increasing responsibility including as financial Controller at the Department of Foreign Affairs and International Trade, and as VP (Corporate) of Petro-Canada International Assistance Corporation as well as ambassador of Canada in six countries. Mr. Gagnon also served as chair of four bi-national chambers of Commerce as well as director on the boards of the Association of Canadian Exporters of Books, the International Exhibition Bureau and the Canada-USA Fulbright Foundation. Mr. Gagnon has been a member of the Audit Committee since September 2020.

Independence. The Board has made the affirmative determination that all members of the Audit Committee are "independent" pursuant to the criteria outlined by the Canadian National Instrument 52-110 - Audit Committees, Rule 10A-3 of the Exchange Act and the policies of the TSXV.

Audit Committee Financial Expert. Each member of the Audit Committee is considered to be financially literate. The Board has determined that Mr. Tunkey is an "audit committee financial expert" as such term is defined under Item 8(b) of General Instruction B to Form 40-F. The SEC has indicated that the designation of Mr. Tunkey as an audit committee financial expert does not make Mr. Tunkey an "expert" for any purpose, impose any duties, obligations or liabilities on Mr. Tunkey that are greater than those imposed on other members of the Audit Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee and Board.

Independent Registered Public Accounting Firm Service Fees

Fees paid or payable to our independent registered public accounting firm, PricewaterhouseCoopers LLP, are detailed in the following table:

Fee category	(U.S.$) Year Ended 2023	(U.S.$) Year Ended 2022
Audit Fee	$ 199,729	$ 248,522
Tax Fees	43,144	54,608
All Other Fees	Nil	Nil
Total	$ 242,873	$ 303,130

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

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Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of our annual financial statements, the reviews of our quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, periodic reports and other documents filed with securities regulatory authorities.

Tax Fees

Tax fees were for services outside of the audit scope and represented tax return preparation, consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

All Other Fees

There were no other fees paid or payable to PricewaterhouseCoopers LLP other than those disclosed above.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of services performed by our external auditors, with the objective of maintaining the independence of the external auditors. Our policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to our subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Audit Committee with the provision that such approvals be brought before the full Audit Committee at its next regular meeting. Our policy sets out the details of the permissible non-audit services consistent with the independence requirements of the U. S. Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee's responsibilities to our management.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, such individuals may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises the individual is required to abstain from participating in the deliberation or approval of such participation or such terms. In accordance with the laws of Alberta, Canada, the directors and officers are required to act honestly, in good faith and with a view to the best interests of the Company.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures of conflicts of interest. All such conflicts will be disclosed by such directors and/or officers in accordance with the ABCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Our directors and officers are not aware of any such conflicts of interests.

Legal Proceedings and Regulatory Actions

See "General Development of the Business – Legal Matters" for a discussion of legal proceedings. Except for those proceedings, there were no legal proceedings, to which we are aware of or of which any of our property was the subject, since the beginning of the most recently completed financial year, nor were there any proceedings known by us to be contemplated, that involve a claim for damages exceeding 10% of our current assets. In addition, to the best of our knowledge, there were no:

(i)	penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2023;
(ii)	penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision; or
(iii)	settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2023.
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Interest of Management and Others in Material Transactions

Other than as disclosed herein, we are not aware of any material interest, direct or indirect, of any director, executive officer, or Shareholder that beneficially owns, or controls or directs, directly or indirectly more than 10% of our outstanding voting securities, or any associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year, that has materially affected us, or is reasonably expected to materially affect us.

Transfer Agents and Registrars

Our registrar and transfer agent is Computershare Trust Company, Inc. ("Computershare"). Computershare maintains the Company's register for the Class A Shares in Canton, MA.

150 Royall Street, Suite 101 8th Floor, 100 University Avenue

Canton, MA 02021 Toronto, Ontario Canada M5J 2Y1

Material Contracts

Except as set forth below, the Company did not enter into any contract during the most recently completed financial year, and has not entered into any contract since January 1, 2024 that is still in effect, that may be considered material to the Company, other than material contracts entered into in the ordinary course of business not required to be filed under National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102").

Settlement Agreement

In July 2016, we signed the Settlement Agreement pursuant to which Venezuela among other things agreed to pay us the Award and purchase the Mining Data. Under the terms of the Settlement Agreement (as amended), Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in monthly installments. The first $240 million received by Gold Reserve from Venezuela was related to the sale of the Mining Data (See "Description of the Business – Settlement Agreement and Formation of Siembra Minera").

Mixed Company Agreement

In August 2016, we executed an agreement with the government of Venezuela to form Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera” or “Mixed Company”), the entity whose purpose is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation and 45% by Gold Reserve (See “Description of the Business – Settlement Agreement and Formation of Siembra Minera”).

Interests of Experts

There is no person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102, by us during, or related to, our most recently completed financial year and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company, other than PricewaterhouseCoopers LLP, which is independent of the Company.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has advised us that they are independent with respect to us within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct, the meaning of the Securities Acts administered by the SEC and relevant legislation and the requirements of the Public Company Accounting Oversight Board (United States).

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Additional Information

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Additional financial information is provided in our audited consolidated financial statements for the year ended December 31, 2023 and Managements' Discussion and Analysis for the most recently completed financial year, both of which are also available, on the aforementioned websites. Information, including information relating to directors' and officers' remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, where applicable, is contained in the proxy circular for our 2023 annual general meeting.